UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Executive Jets’ Legacy 450 Makes Successful First Flight

São José dos Campos, Brazil, December 28, 2013 – Embraer Executive Jets’ newest aircraft, the Legacy 450, made a successful first flight today. Embraer test pilots Eduardo Camelier and Eugênio Cará, supported by flight test engineer Carlos Kobayashi, flew the aircraft for one hour and thirty-five minutes, conducting the evaluation of handling and performance characteristics.

“Besides setting a new standard in business aviation, delivering innovations that reflect our vision, our commitment to customers, and our passion for excellence, I congratulate all Embraer people for achieving this important Legacy 450 program milestone on the scheduled date” said Frederico Fleury Curado, Embraer President and CEO.

“The Legacy 450 will be the best-in-class mid-light business jet, responding to the needs and wishes of customers worldwide,” said Marco Túlio Pellegrini, Senior Vice President Operations and COO, Embraer Executive Jets. “With full fly-by-wire technology and the roomiest cabin in its category, this aircraft will deliver unique features and amenities.”

The maiden flight covered a significant range of the flight envelope and allowed for a variety of inflight systems tests, benefiting from an advanced campaign of flight simulations and extensive ground tests. “The flight was a success,” said Capt. Camelier. “The full fly-by-wire system, with side stick flight controls, made the flight very smooth. With the advanced avionics suite, the aircraft operation was very easy and intuitive.”

About the Legacy 450

The Legacy 450 is a mid-light business jet with a best-in-class six-foot flat-floor cabin. Four fully reclining club seats may be berthed into two beds for complete rest in a maximum cabin altitude of 6,000ft. The in-flight entertainment system consists of a high definition video system, surround sound, and multiple audio and video input options. Voice and data communications options are also available. The cabin includes a refreshment center at the entrance, a rear private lavatory, and a carry-on stowage area. The total baggage space is the largest in the aircraft’s category.

The Legacy 450 is the first business aircraft in its segment with Full Fly-By-Wire technology, featuring side stick flight controls, the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high resolution LCD displays, graphical flight planning, Jeppesen charts and maps, and the Synthetic Vision System (SVS). The optional Embraer Enhanced Vision System (E2VS) encompasses the latest Rockwell Collins Compact Head-Up Display (HUD) and Enhanced Vision System (EVS).

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The Legacy 450 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines. With four passengers and NBAA IFR Reserves, the Legacy 450 is capable of flying non-stop from Los Angeles to Boston, or Moscow to New Delhi.

Legacy 450 Specifications:
Range (NBAA reserves, 200 nm alternate, LRC, 4 pax)	2,500 nautical miles
High-Speed Cruise	Mach 0.82
Takeoff Field Length (MTOW, ISA, SL)	4,000 feet
Maximum Operating Altitude	45,000 feet
Seating Configuration	2 + 6/9
Cabin Dimensions Max Height	6 feet
Cabin Dimensions Max Width	6 feet, 10 inches
Cabin Dimensions Length	24 feet
Total Baggage Capacity	150 cubic feet
Follow us on Twitter: @EmbraerSA
Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer